Sustainable Lumber, Inc.

ANNUAL REPORT

1140 Frank Oakes Rd

McComb, MS 39648

(601) 600-2414

modern-mill.com

This Annual Report is dated April 29, 2025.

BUSINESS

Sustainable Lumber, Inc. is the sole owner of Modern Mill, Inc. - a growth stage sustainable building materials startup taking advantage of consumer and builder trends for more innovative and durable products, countering the rising prices of hardwoods, bringing manufacturing back to the US, and increased consumer interest in greener building materials.

Modern Mill manufactures ACRE - a sustainable, eco-friendly wood-alternative that is a 100% tree-free, product with superior aesthetics. ACRE is a “circular” product - manufactured without virgin materials by incorporating upcycled, recycled, repurposed, or reusable materials.

ACRE is made in McComb, Mississippi in a state-of-the-art manufacturing facility. ACRE offers an environmental product declaration (EDP), is Clean Air GOLD certified and contributes LEED points for sustainable construction.

Modern Mill’s headquarters are in McComb, Mississippi at a state-of-the-art 250,000 square foot manufacturing facility owned by the Company.

Modern Mill has national distribution, has collaborated with Fortune 500 brands, and has won numerous awards.

Sustainable Lumber, Inc. is a holding company, and its sole asset is 100% ownership of Modern Mill, Inc. As such, the business of Modern Mill, Inc. is the business of the Company. Throughout this Offering Memorandum, unless the context indicates otherwise, we refer to Sustainable Lumber, Inc. and Modern Mill, Inc. collectively as the “Company”, “Modern Mill”, “we”, “us”, or “our”.

Company Highlights

Our Company has received a number of awards, including:

• Business Intelligence Group Innovation Awards 2025

• ProBuilder 7th Annual Most Valuable Products Award - Gold (2025)

• HBS Dealer Golden Hammer Awards 2024

• Fast Company Most Innovative Companies 2023

• Environmental Finance Sustainable Company Awards 2023

• Architect’s Newspaper Best of Products 2023

• Fast Company World Changing Ideas 2022

• Green Builder Sustainable Product of the Year 2022

• Environment + Energy Leader Product of the Year 2022

- ProBuilder Most Valuable Product Awards 2022

Our Products

Utilizing our trademark ACRE wood-alternative, our Company offers a number of products, including siding, trim boards, fencing, sheets, decking, porch boards, as well as accessories and adhesives specifically tailored towards our ACRE products.

Siding and trim products account for the majority of our sales.

Distribution

Our Company utilizes a two-step distribution model. We sell our products primarily to wholesalers or distributors. These wholesalers and distributors then sell our products to retailers, who in turn sell our products to end-users. Our Company has established national distribution for our ACRE products.

Customers

Our customers are the wholesalers and distributors that purchase our products for resale. We sell to our wholesaler and distributor customers on a one-off purchase order basis.

For the year ended December 31, 2023, we had two customers that accounted for approximately 70% of our net revenues, and these two customers accounted for a similar proportion of our revenues for the 2024 fiscal year.

Employees

Our Company has 135 employees as of the date of this Form C (all employed directly at the Modern Mill, Inc.)

Corporate History

Sustainable Lumber, Inc. (Sustainable Lumber) is a Delaware Corporation formed in October 2018. Sustainable Lumber elected to become designated as a Qualified Opportunity Fund in 2018, as defined by the Internal Revenue Service (IRS). As such, they must invest substantially all their assets in Qualified Opportunity Zone real estate or businesses.

In December 2018, Sustainable Lumber formed Modern Mill, Inc. (Modern Mill), a Delaware C-corporation, as a wholly-owned subsidiary. Modern Mill manufactures ACRE, a sustainable wood alternative made from upcycled rice hulls and is located in Fernwood, Mississippi, within an Opportunity Zone, created by the 2017 Tax Cuts and Jobs Act to spur development in economically distressed communities.

Intellectual Property

The Company licenses a patent along with certain know-how and unregistered trade secrets to create the compound that forms the base of its ACRE product and to extrude it into a finished product. The Company licenses this intellectual property pursuant to an irrevocable, royalty-free, 28-year license agreement, entered into in January 2024, with an unrelated third party. The Company has also registered "ACRE" as a trademark with the USPTO.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $24,130,000.00

Number of Securities Sold: 2,413,000

Use of proceeds: Payment of the fee for the license agreement for the patent and other trade secrets related to our ACRE product, as well as the acquisition the land and construction of the manufacturing facility in Mississippi that serves as our headquarters.

Date: February 01, 2020

Offering exemption relied upon: 506(b)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $38,572,208.00

Number of Securities Sold: 1,935,537

Use of proceeds: Expanding the manufacturing capacity at the Mississippi plant.

Date: July 01, 2022

Offering exemption relied upon: 506(b)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $20,000,000.00

Number of Securities Sold: 862,761

Use of proceeds: Expand manufacturing capacity with new equipment, increase sales and marketing efforts, and build a second manufacturing facility to meet demand.

Date: July 01, 2024

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $1,451,514.00

Use of proceeds: Expand manufacturing capacity at the Mississippi plant.

Date: December 08, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Unaudited Financials: Please note that all financial reports or figures in this statement from after December 31, 2024 have not been audited and interim results subject to change.

Net Revenues: The Company generated $19,062,315 in net revenues for the year ending December 31, 2023 – a 60% increase compared to net revenues of $11,878,362 for the year endin December 31, 2022. Revenues in both periods were primarily comprised of sales of our ACRE products – primarily, our siding and trim ACRE products. The Company believes this increase revenue was primarily the result of the Company generating a greater return on our sales and marketing efforts, more consumers becoming aware of ACRE, and existing customers purchasing more ACRE to meet rising demand for durable, sustainable, and made-in-the-USA building materials.

For the year ending December 31, 2024, the Company generated $18,925,825 in net revenues, a 0.7% decrease from the prior year. However, gross revenues for the same period increased by 2.4%, from $19,991,557 in 2023 to $20,471,799 in 2024. The primary reason for the difference in trend from management's perspective is due to the prioritization of finite resources into manufacturing vs sales. In 2023 and going into 2024, the Company had a production problem, with unreasonably long lead times and an inability to timely meet demand. The Company made significant investments in equipment (capital expense of $1,937,052 in 2024) and personnel to improve these inefficiencies and now believes these production challenges are solved. However, that focus on production in turn meant there were not enough resources dedicated to sales and business development, which resulted in effectively flat sales from 2023 to 2024. The Company is now making those investments and expects substantial improvement in gross sales (and therefore net revenue) in 2025. To date in 2025, unaudited financials from Q1 2025 show gross revenues of $5,820,750 and net revenues of $5,269,325, representing increases vs the same period in 2024 of approximately 22% and 21%, respectively.

Cost of Goods Sold: Cost of Goods Sold ("COGS") for the year ending December 31, 2023 were $19,729,712 – a 36% increase compared to $14,530,798 for the year ended December 31, 2022. Direct COGS remained relatively stable from December 31, 2022 to December 31, 2023 despite the increase in Net Revenues – however, the Company incurred $3,393,684 worth of costs due to inventory valuation adjustment for the year ending December 31, 2023 which it did not incur for the year ended December 31, 2022, which was a primary contributor to the 36% increase in COGS in 2023. The inventory valuation adjustment was a result of us taking aged and obsolete inventory and making a one-time adjustment to write down inventory scrap to $0 on the balance sheet.

For the year ending December 31, 2024, COGS were $20,406,773, which represents a 3.4% increase in absolute dollars from 2023, which is roughly flat as a percentage of gross sales (98.6% in 2023 vs 99.6% in 2024). There was a large increase in direct COGS vs 2023 as a percentage of sales, due to a temporary increase in labor needed to rework aged inventory created in early manufacturing cycles. These expenses are not expected to repeat in 2025. To date in 2025, unaudited financials from Q1 2025 show COGS of $3,629,624, which is a decrease of nearly $12,000 vs the same period in 2024.

Operating Expenses: Operating expenses for the year ending December 31, 2023 were $11,799,240 – a 3% decrease compared to $12,172,412 for the year ended December 31, 2022. A primary driver of this decrease was a significant reduction in research and development costs incurred in 2023 compared to 2022, as less research and development investment was needed to bring our products to market – which offset modest increases in salaries and benefits expenses incurred in 2023 compared to 2022.

For the year ending December 31, 2024, operating expenses were $11,922,509 – a 1% absolute increase compared to $11,799,240 for the year ended December 31, 2023, but a slight 1% decrease Y/Y as a percentage of sales. To date in 2025, unaudited financials from Q1 2025 show operating expenses of $3,749,653 vs $2,398,535 in the same period in 2024.

Other Income (Expense): The Company had $1,042,886 in other income for the year ending December 31, 2023, compared to other expenses of $314,315 for the year ending December 31, 2022. This was primarily due to a significant increase in investment income in 2023 compared to 2022. In 2023, the Company recognized approximately $957,000 of ERC (Employee Retention Credit) that was offered to employers during the COVID pandemic. The ERC was recognized as other income in June 2023. Additionally, in 2023 the Company had more cash invested in T-Bills than in 2022, which led to increased investment income.

For the year ending December 31, 2024, the Company had $1,251,823 in other income – a 20% increase over prior year. A majority of this income was due to a one-time adjustment for royalties owed on a patent. The Company purchased a royalty-free license, which converted all future royalty payments on its books into income. To date in 2025, unaudited financials from Q1 2025 show other income of $775,742 vs $627,184 in the same period in 2024.

Net Loss. As a result of the foregoing, the Company's net loss for the year ending December 31, 2024 slightly widened by 6.3% to $12,151,634 from $11,423,751 in 2023, which was a substantial improvement of 25% over net loss in 2022 of $15,139,163. To date in 2025, unaudited financials from Q1 2025 show a net loss of of $2,885,695 vs $2,318,484 in the same period in 2024.

Historical results and cash flows:

The Company is currently in a growth stage and is revenue-generating. We believe that historical cash flows are not indicative of future revenue and cash flow expectations due to several factors. In the past, the Company operated without a steady-state environment, faced long lead times of over a year for equipment, and only recently launched new manufacturing lines. Additionally, we have achieved national distribution and are seeing continued benefits from repeat sales to existing customers. Looking ahead, our goal is to scale operations by increasing sales and expanding manufacturing capacity to meet growing demand and improve overall efficiency.

Trends

In 2024, the Company raised $20 million from the sale of shares of its Series C Preferred Stock, which significantly improved the Company's liquidity and allowed it to make the aforementioned investments in the manufacturing process and production efficiency, including new equipment, upgrades to equipment and personnel.

Looking ahead for the rest of 2025 and into 2026, we expect our capital spending on manufacturing to taper off, paired with an increased focus on sales and business development. As of March 31, 2025, the Company expects gross sales to increase increase this year relative to previous years.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,072,388.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: BIZCAPITAL BIDCO I, L.L.C.

Amount Owed: $486,548.00

Interest Rate: 3.25%

Maturity Date: September 29, 2026

This promissory note is secured by the Company's equipment assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

Creditor: CDVCA XII, LLC

Amount Owed: $13,579.00

Interest Rate: 3.25%

Maturity Date: September 29, 2026

This promissory note is secured by the Company's equipment assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

Creditor: CDVCA 14, LLC

Amount Owed: $2,188,869.00

Interest Rate: 3.25%

Maturity Date: September 29, 2026

This promissory note is secured by the Company's equipment assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

Creditor: CDVCA 21, LLC

Amount Owed: $3,174,603.00

Interest Rate: 3.25%

Maturity Date: December 07, 2026

This promissory note is secured by all of the Company's assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

Creditor: MIDWEST COMMUNITY DEVELOPMENT FUND XIV, L.L.C.

Amount Owed: $1,523,810.00

Interest Rate: 3.25%

Maturity Date: December 07, 2026

This promissory note is secured by all of the Company's assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

Creditor: MIDWEST COMMUNITY DEVELOPMENT FUND XIV, L.L.C.

Amount Owed: $126,984.00

Interest Rate: 3.25%

Maturity Date: December 07, 2026

This promissory note is secured by all of the Company's assets. Beginning with the quarter ended March 31, 2024, the loan agreement related to this promissory note requires the Company to maintain a debt service coverage ratio greater than 1.2 to 1.0. The Company also must maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million.

Creditor: Pike National Bank

Amount Owed: $19,434.00

Interest Rate: 3.49%

Maturity Date: September 05, 2026

Secured by the Company's Motor Vehicle

Creditor: Pike National Bank

Amount Owed: $1,562,072.00

Interest Rate: 3.75%

Maturity Date: October 15, 2025

Secured by the Company's Manufacturing Facility and Headquarters in Mississippi

Creditor: Pike National Bank

Amount Owed: $22,774.00

Interest Rate: 3.75%

Maturity Date: February 05, 2026

Secured by the Company's Fork Lift.

Creditor: CDVCA 14, LLC

Amount Owed: $1,256,839.00

Interest Rate: 0.5%

Maturity Date: December 02, 2027

This is a convertible promissory note, convertible into the Company's Series B Preferred Stock. If the note holder does not exercise the right to voluntarily convert the note, the note automatically converts at the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. In connection with the loan, the noteholder executed a joinder to the Company's existing Investors' Rights Agreement and Voting Agreements with its Preferred Stockholders, pursuant to which the note holder will be subject to the terms of those agreements upon conversion of the note. The note prohibits prepayment of principal of the note, and all interest is due and payable at maturity. The Company has reserved a total of 72,575 shares of Series B Preferred Stock upon the conversion of all existing convertible promissory notes convertible into Series B Preferred Stock of the Company as of December 31, 2023.

Creditor: BIZCAPITAL BIDCO I, L.L.C.

Amount Owed: $50,000.00

Interest Rate: 0.5%

Maturity Date: December 02, 2027

This is a convertible promissory note, convertible into the Company's Series B Preferred Stock. If the note holder does not exercise the right to voluntarily convert the note, the note automatically converts at the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. In connection with the loan, the noteholder executed a joinder to the Company's existing Investors' Rights Agreement and Voting Agreements with its Preferred Stockholders, pursuant to which the note holder will be subject to the terms of those agreements upon conversion of the note. The note prohibits prepayment of principal of the note, and all interest is due and payable at maturity. The Company has reserved a total of 72,575 shares of Series B Preferred Stock upon the conversion of all existing convertible promissory notes convertible into Series B Preferred Stock of the Company as of December 31, 2023.

Creditor: CDVCA Sub-CDE XII, LLC

Amount Owed: $144,675.00

Interest Rate: 0.5%

Maturity Date: December 02, 2027

This is a convertible promissory note, convertible into the Company's Series B Preferred Stock. If the note holder does not exercise the right to voluntarily convert the note, the note automatically converts at the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. In connection with the loan, the noteholder executed a joinder to the Company's existing Investors' Rights Agreement and Voting Agreements with its Preferred Stockholders, pursuant to which the note holder will be subject to the terms of those agreements upon conversion of the note. The note prohibits prepayment of principal of the note, and all interest is due and payable at maturity. The Company has reserved a total of 72,575 shares of Series B Preferred Stock upon the conversion of all existing convertible promissory notes convertible into Series B Preferred Stock of the Company as of December 31, 2023.

Creditor: Wells Fargo

Amount Owed: $22,568.00

Interest Rate: 1.865%

Maturity Date: August 16, 2026

Creditor: Wells Fargo

Amount Owed: $138,347.00

Interest Rate: 1.9%

Maturity Date: August 01, 2029

Creditor: Great America

Amount Owed: $20,826.00

Interest Rate: 3.46%

Maturity Date: September 05, 2028

Creditor: Hyster

Amount Owed: $45,126.00

Interest Rate: 5.12%

Maturity Date: June 15, 2027

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Guimond

Chris Guimond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, Secretary, Chairman of the Board of Directors

Dates of Service: October, 2018 - Present

Responsibilities: As CEO, Chris is responsible for setting the company's strategic vision, overseeing operations, and ensuring efficient production while maintaining quality and sustainability standards. He leads the executive team in executing the Company's business objectives. With over 20 years of experience in the manufacturing industry, Chris is well versed in many areas of engineering from raw materials development to practical applications and is responsible for overseeing all aspects of the business including sales, purchasing, and manufacturing. (Note - Chris is specifically CEO of Modern Mill, Inc., and President and Secretary of Sustainable Lumber. He is a Director of both entities.)

Other business experience in the past three years:

Employer: Gigantic Holdings LLC

Title: Manager

Dates of Service: March, 2021 - Present

Responsibilities: Chris is a part owner of Gigantic Holdings LLC, and also provides limited management services to the Company on a periodic basis (Approximately 1 hour per month)

Name: David Guimond

David Guimond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer, Vice President, and Asst. Secretary, Director

Dates of Service: October, 2018 - Present

Responsibilities: With more than 20 years of industry experience, David is responsible for overseeing all aspects of the Compnay's financial operations including purchasing, sales, logistics and management of key supplier and customer relationships. (Note - David is specifically CFO of Modern Mill, Inc., and Vice President and Asst. Secretary of Sustainable Lumber. He is a Director of both entities.)

Other business experience in the past three years:

Employer: Gigantic Holdings LLC

Title: Manager

Dates of Service: March, 2021 - Present

Responsibilities: David is a part-owner and manager of Gigantic Holdings LLC, and provides limited periodic management services to this entity - approximately 1 hour per month.

Name: Mitch Lynn

Mitch Lynn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November, 2023 - Present

Responsibilities: As a member of the board of directors, Mitch is responsible for providing strategic oversight, guiding corporate governance, and ensuring that the Company operates in the best interests of its shareholders. Mitch brings over 45 years of wholesale warehousing and business experience to the Company.

Name: Jon Gilbert

Jon Gilbert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November, 2023 - Present

Responsibilities: As a director of the Company, Jon is responsible for providing strategic oversight, guiding corporate governance, and ensuring that the company operates in the best interests of its shareholders. With more than 3 decades of business experience, Jon brings a wide variety of expertise to the Company in his capacity as a director.

Name: Nick Oliva

Nick Oliva's current primary role is with Oliva & Associates CPA. Nick Oliva currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November, 2023 - Present

Responsibilities: As a director, Nick is responsible for providing strategic oversight, guiding corporate governance, and ensuring that the company operates in the best interests of its shareholders.

Other business experience in the past three years:

Employer: Oliva & Associates CPA

Title: Founder and Partner

Dates of Service: February, 1993 - Present

Responsibilities: As Founder and Partner of Oliva and Associates, Nick is responsible for the management of this firm. Since founding the firm in 1993, Nick has leveraged his comprehensive knowledge base to support a diverse range of clients with expert tax planning, preparation, and strategic services.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock

Stockholder Name: Chris Guimond

Amount and nature of Beneficial ownership: 60,000,000

Percent of class: 45.7

Title of class: Series A Preferred Stock

Stockholder Name: Chris Guimond

Amount and nature of Beneficial ownership: 100,000

Percent of class: 45.7

Title of class: Series B Preferred Stock

Stockholder Name: Chris Guimond

Amount and nature of Beneficial ownership: 21,304

Percent of class: 45.7

Title of class: Class B Common Stock

Stockholder Name: David Guimond

Amount and nature of Beneficial ownership: 60,000,000

Percent of class: 45.7

Title of class: Series A Preferred Stock

Stockholder Name: David Guimond

Amount and nature of Beneficial ownership: 100,000

Percent of class: 45.7

Title of class: Series B Preferred Stock

Stockholder Name: David Guimond

Amount and nature of Beneficial ownership: 21,304

Percent of class: 45.7

RELATED PARTY TRANSACTIONS

Name of Entity: Chris Guimond

Relationship to Company: Officer, Director, Significant Stockholder

Nature / amount of interest in the transaction: The Company pays rent to Chris Guimond for housing that totaled approximately $97,000 and $69,000 for the years ended December 31, 2023 and 2022, respectively.

Material Terms: Rent is paid month-to-month by the Company to Chris Guimond for the use of housing owned by Chris Guimond. The Company's headquarters is in a remote area, and the homes are is used by Company personnel for lodging when traveling to the headquarters for work. It is also used a showroom for the Company's ACRE products. There is no formal written agreement setting forth the terms of this arrangement.

Name of Entity: Chris Guimond, Brian Cox, and other executive officers of the Company

Relationship to Company: Officer

Nature / amount of interest in the transaction: As of December 31, 2023 and 2022, the Company had $164,264 and $14,150, respectively, in accounts payable to Chris Guimond, Brian Cox, and other executive officers of the Company.

Material Terms: These accounts payable were primarily expense reimbursements for travel expenses incurred by these individuals in performance of their job duties for the Company.

Name of Entity: Gigantic Holdings LLC

Names of 20% owners: Chris and David Guimond

Relationship to Company: Officers, Directors, Significant Shareholders

Nature / amount of interest in the transaction: As of December 31, 2023 and 2022, the Company had purchases of $1,670 and $234,164, respectively, related to purchases from an affiliate entity of the Company (Gigantic Holdings LLC), of which Chris and David Guimond are part owners and managers.

Material Terms: These were purchases for garbage bags (in 2023) and ground protection mats, equipment, spare parts, and additional warehouse storage (in 2022).

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Convertible Note, and Class 1 Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,659,574 of Class 1 Common Stock.

Class A Common Stock

The amount of security authorized is 447,714,450 with a total of 40,931,250 outstanding.

Voting Rights

Each holder of shares of Class A Common Stock will be entitled to one (1) vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.

Material Rights

The amount outstanding of Class A Common Stock includes 2,201,250 shares that may be issued upon the exercise of outstanding options. The amount outstanding of Class A Common Stock does not include shares reserved for issuance under the Company's stock plans.

Class B Common Stock

The amount of security authorized is 120,000,000 with a total of 120,000,000 outstanding.

Voting Rights

Each holder of shares of Class B Common Stock will be entitled to ten (10) votes for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.

Material Rights

Conversion Rights

Optional Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) at the option of the holder at any time.

Mandatory Conversion. Upon any transfer of Class B Common Stock, each such transferred share shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock.

Preferred Stock

The amount of security authorized is 116,993,670 with a total of 0 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to a number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Note - the Company's has designated 42,0000,000 shares of the authorized Preferred Stock of the Company as "Series A Preferred Stock", 33,000,000 shares of the authorized Preferred Stock of the Corporation as "Series B Preferred Stock", and 25,882,800 shares of the authorized Preferred Stock as "Series C Preferred Stock". Because the rights of each of these Series are substantially similar, we refer to each of the Series A, B, and C Preferred Stock collectively as "Preferred Stock" herein, unless noting a specific right of a particular Series of Preferred Stock of the Company.

Dividend Preference. From the date of issuance, dividends accrue daily and are cumulative on the Company's Preferred Stock as follows: (i) 8% per annum of the Original Issue Price for Series A Preferred Stock; and (ii) 4% per annum of the Original Issue Price for Series B and Series C Preferred Stock. Accruing Dividends are payable only when, as, and if declared by the Board of Directors, and the Company is not obligated to pay such dividends unless declared. The Company may not declare or pay dividends on Common Stock unless all accrued and unpaid dividends on the Preferred Stock have been paid. Once the holders of Preferred Stock have received aggregate distributions equal to the Original Issue Price plus all accrued but unpaid dividends, the Preferred Stock will participate in Common Stock dividends on an as-converted basis. The "Original Issue Prices" are $0.66667 per share for Series A, $1.33333 per share for Series B, and $1.54543 per share for Series C, each subject to adjustment for stock splits, dividends, and similar recapitalization.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock are entitled to receive, on a pari passu basis, a preferential payment equal to one times the applicable Original Issue Price plus any accrued but unpaid dividends, before any distributions are made to holders of Common Stock. If the Company's assets are insufficient to fully satisfy these amounts, the available assets will be distributed ratably among the Preferred Stockholders based on the amounts they are entitled to receive. After full payment of the liquidation preferences to the Preferred Stockholders, any remaining assets or proceeds will be distributed pro rata to holders of Preferred Stock and Common Stock, as if all such shares were converted to Class A Common Stock.

Optional Conversion Rights. Each share of Preferred Stock is convertible at the option of the holder at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Prices" are equal to $0.66667 per share for Series A, $1.33333 per share for Series B, and $1.54543 per share for the Series C, each subject to adjustment for stock splits, dividends, and similar recapitalization.

Mandatory Conversion: Upon either (a) the closing of the sale of shares of capital stock of the Company to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the vote of the majority of the Preferred Stock and Common Stock outstanding (voting as a single class), all outstanding shares of Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate.

Anti-Dilution Rights. The Company's Certificate of Incorporation includes provisions for adjusting the Conversion Price of Preferred Stock to account for dilutive issuances of Common Stock or securities convertible into Common Stock. These adjustments ensure that the Preferred Stockholders maintain their proportional equity value in the event of new issuances at a price below the current Conversion Price. The key terms are as follows:

- Dilutive Issuances: Any new shares of Common Stock, or securities convertible into Common Stock, issued after the Original Issue Date of the Series C Preferred Stock at a price below the current Conversion Price triggers a reduction in the Conversion Price of the Preferred Stock.

-Exempted Securities: Certain issuances are excluded from this adjustment, including shares issued as stock splits, dividends, or approved plans (e.g., equity compensation plans, strategic partnerships, or acquisitions).

- Calculation of Adjustments: Adjustments to the Conversion Price are calculated using a formula that considers the number of shares outstanding, the price of new issuances, and the aggregate consideration received.

- Options and Convertible Securities: The Company deems shares issuable under options or convertible securities as issued when determining adjustments. Subsequent amendments to the terms of these securities that increase dilution may trigger additional adjustments.

- Multiple Issuance Adjustments: If related issuances occur within a 90-day period, the Conversion Price adjustment is calculated as if all issuances happened on the first issuance date.

In addition to the above rights, the Company's Preferred Stockholders have also entered into Investor Rights Agreements and Voting Agreements with the Company, the terms of which are summarized below.

Investors' Rights Agreement

* Registration Rights: The holders of Series A Preferred may, any time after the earlier of (i) five (5) year after the date the agreement was entered into by the stockholder; or (ii) six (6) months after the effective date of the registration statement related to the Company's underwritten public offering of its Common Stock under the Securities Act of 1933, as amended, require the Company to file a S-1 or S-3 registration statement registering for resale the shares held by these holders if a sufficient percentage of the holders make such a demand (which is 85% for the S-1, and 30% for the S-3).

* Right of First Offer: Subject certain terms and conditions, if the Company proposes to offer or sell any "New Securities" - i.e. equity securities of the Company - the Company shall first offer such New Securities to each holder of the Series A Preferred Stock.

Voting Agreement

* Board Composition: Each holder of Preferred Stock of the Company agrees to vote, or cause to be voted, all shares owned by such Stockholder necessary to ensure that Christopher Guimond and David Guimond are Directors of on the Board, so long as they each own 5% or more of the outstanding capital stock of the Company (on an as-converted to Common Stock basis).

* Increase Authorized Common stock. The Company's Preferred Stockholders agree to vote all shares they own or control, as necessary, to increase the number of authorized shares of Common Stock of the Company.

* Drag Along: In the event of a Sale of the Company—defined as a transaction where a party acquires more than 50% of the Company's voting power - if approved by (i) holders of more than 50% of the outstanding Common and Preferred Stock (voting as a single class on an as-converted basis) and (ii) the Board of Directors all stockholders agree to vote their shares as required to approve and effect the Sale of the Company.

Series A Preferred Stock

The amount of security authorized is 42,000,000 with a total of 36,195,000 outstanding.

Voting Rights

(See "Preferred Stock" Description Above)

Material Rights

(See "Preferred Stock" Description Above)

Series B Preferred Stock

The amount of security authorized is 33,000,000 with a total of 29,033,055 outstanding.

Voting Rights

(See description of "Preferred Stock")

Material Rights

(See description of "Preferred Stock").

Series C Preferred Stock

The amount of security authorized is 25,882,800 with a total of 12,941,400 outstanding.

Voting Rights

(See description of "Preferred Stock")

Material Rights

(See description of "Preferred Stock")

Convertible Note

The security will convert into Series b preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,451,514.00

Maturity Date: December 07, 2027

Interest Rate: 0.05%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: These notes are convertible at any time at the option of the holder into shares of the Company's Series B Preferred Stock. If the holder of the note does not exercise the right to voluntarily convert the notes, the notes automatically convert at the earliest of December 2, 2027 or upon a "trigger" event (such as an IPO by the Company), as defined in the loan agreements.

Material Rights

There are no material rights associated with Convertible Note.

Class 1 Common Stock

The amount of security authorized is 3,585,511 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class 1 Common Stock.

Material Rights

Call Right Upon liquidation event

The Company has established a Call Right related to shares of Class 1 Common Stock. The Call Right allows the Company, at its sole discretion and at any time prior to a "Liquidation Event" (i.e. Sale, merger, or consolidation of the Company) to require holders of Class 1 Common Stock to sell all or a portion of their shares back to the Company at a price that is three (3) times the purchase price paid for the shares of Class 1 Common Stock. Please review exhibit F and your subscription agreement for complete details.

Grant of Proxy

Investors in this offering will be required to agree to be party to a Proxy Voting Agreement by and among the Company and the other Class 1 Stockholders of the Company, a copy of which is included as Exhibit A to the Subscription Agreement investors will sign in order to purchase shares in this offering. Pursuant to the Proxy Voting Agreement, investors in this offering will agree:

• To vote all shares as directed by the Proxyholder (as defined further below) in elections of directors (including removal of directors, as applicable).

• To vote as instructed by the Proxyholder on key matters, including:

- Approved Sales (Acquisitions, mergers, asset sales, etc.), which may require you to sell all of your shares in the Company

- Certificate Amendments (amendments to the Company's charter).

• To grant the Proxyholder an irrevocable proxy to vote your shares

• To waive their right to a jury trial with respect to disputes arising from the Proxy Voting Agreement

The "Proxyholder" is the Company's President or, if the Company has no President in office, any other officer designated by the Board of Directors. The Proxy Voting Agreement will be binding upon successors and assigns. Any transfer (sale, gift, etc.) of shares of Class 1 Common Stock must be approved by the Proxyholder and the Company – and the transferee must agree in writing to be bound by the Proxy Voting Agreement.

Transfer Restrictions

Investors in this offering will be bound by the terms of the Subscription Agreement, which prohibits resales of the Company's Class 1 Common Stock prior to the effectiveness of a registration statement filed by the Company under the Securities Act of 1933, unless otherwise permitted by the Company pursuant to a valid exemption under the Securities Act of 1933.

Please review exhibit F and your subscription agreement for complete details.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in Sustainable Lumber, Inc. involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to make a profit or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited The shares of our Company that you purchase through this crowdfunding campaign is subject to SEC limitations on transfer, as well as contractual limitations on transfer that investors must agree to via the Subscription Agreement in order to invest in this offering. While SEC regulations do not allow stock sold under Regulation CF to be resold for a period of one year, investors in this offering will not be able to resell their shares of Class 1 Common Stock until the Company completes a registered IPO, unless the Company otherwise consents and such a sale would be valid under applicable securities laws. There is no guarantee the Company will ever successfully complete a registered IPO offering. Investors should carefully read the Subscription Agreement to understand the restrictions on transfer applicable to purchasers of the Company's Class 1 Common Stock in this offering. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. **Your information rights are limited with limited post-closing disclosures** The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. **Projections: Forward Looking Information** Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. **Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment** Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. **The Company is vulnerable to hackers and cyber-attacks** We may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors and customers. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. **The Company Has a Relatively Limited Operating History and Has Not Yet Generated Profits.** Sustainable Lumber, Inc. was incorporated under the laws of the State of Delaware in October 2018. In December 2018, Sustainable Lumber Inc. incorporated Modern Mill, Inc. as a wholly-owned subsidiary. As such, the Company has been in operation in its current form since December 2018. The Company has incurred net losses since inception, and generated net losses of $11,423,751 for the year ended December 31, 2023 and $15,139,163 for the year ended December 31, 2022. There is no assurance that the Company will ever become profitable or generate sufficient revenues to operate its business or pay dividends to its stockholders. **The Auditor Has Included a "Going Concern" Note in the Audited Financial Statements.** The Independent Accounting Firm that audited the Company's financial statements included with this Form C for the fiscal years ended December 31, 2023 and 2022 included a note expressing substantial doubt about the Company's ability to continue as a going concern. The Company may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability. **If the Company Cannot Raise Sufficient Funds, It May Not Succeed.** We are offering shares of our Class 1 Common Stock in the amount of up to $5,000,000 in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow and carry out its plan of operations, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not be able to continue sustaining its operations through the capital invested in the Company by our founders and/or its revenues from operations. If the Company manages to raise only the minimum amount of funds sought in this offering, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds." **Adverse economic conditions and reduced spending on outdoor living and home exteriors could negatively impact demand for our products and harm our business.** Demand for our products is significantly influenced by general economic conditions and consumer spending on outdoor living spaces and home exteriors. Factors such as high interest rates, inflation, housing affordability, consumer confidence, and levels of residential and commercial renovation or construction activity directly impact the demand for our products. In particular, elevated interest rates and inflation may increase the cost of home improvement projects and reduce access to home equity financing, which could lower spending on renovations and new construction. Adverse changes in these or other factors, such as governmental funding for institutional projects or reduced commercial activity, could negatively affect our sales, financial condition, and operating results. Disruptions in raw material supply, quality, or pricing could harm our operations and financial performance. We depend on various raw materials, including petrochemical resins, reclaimed materials, and additives, to manufacture our products, and we source some of these from single or limited suppliers. Supply chain disruptions, material shortages, or price increases, whether due to extreme weather, global conflicts, economic instability, or supplier issues, could increase costs, delay production, or force us to seek alternative suppliers, which may be more expensive or unavailable. While we take steps to mitigate these risks through supplier diversification, recycling, and cost management, we may not fully offset these impacts, potentially harming our profitability, competitive position, and operations. Loss of key distributors or wholesalers could negatively impact our sales and financial performance. Our sales and results depend on maintaining strong relationships with our network of distributors and wholesalers, including key distributors and wholesalers who collectively account for a significant portion of our net revenues. During the year ended December 31, 2023, two customers accounted for approximately 70% of our total net revenues. If we fail to forecast demand, meet production schedules, or offer competitive pricing, these distributors and wholesalers may reduce orders, terminate relationships, or seek alternative products, which could have a material negative impact on our operations. Loss of Key Personnel or Difficulty Hiring Qualified Staff Could Impact Operations Our Company's success depends on retaining skilled employees and attracting qualified new hires, particularly in technical and leadership roles. There is no guarantee that Company's key personnel will continue to stay with the Company in the near or long-term. Loss of key personnel or challenges in hiring sufficient talent could hinder our ability to operate efficiently, innovate, and execute our growth strategies, potentially impacting our competitiveness and business performance. Dependence on Third-Party Patent Protection Could Expose the Company to Competitive Risks The Company relies on an irrevocable, royalty-free, 28-year license agreement, entered into in January 2024, with an unrelated third party. This agreement grants the Company the right to use a patent, along with certain know-how and unregistered trade secrets, to create the compound that forms the base of its ACRE product and to extrude it into a finished product. The Company depends on the patent owner to enforce and protect the value of the patent, including prosecuting against infringement. If the patent owner fails to adequately protect the patent or enforce its rights, competitors could exploit the technology covered by the patent, potentially harming the Company's competitive position and operations. We operate in a competitive business environment. If we are unable to compete effectively, our sales would suffer and our business, financial condition and operating results would be adversely affected. We operate in a competitive business environment, and we compete with multiple companies with respect to each of our products – many of which have financial, production, marketing and other resources that are significantly greater than ours. While we have established business relationships with many of our distributors and wholesalers, we generally do not have long-term contracts with these customers. Accordingly, any failure to compete effectively, including as a result of the various factors described below, could cause our customers to cease purchasing our products or rapidly decrease our sales. We compete with other composite material manufacturers, such as Trex and Azek, which offer alternative solutions for decking and other outdoor applications. Additionally, we face competition from suppliers of natural woods, including cedar, teak, ipe, and mahogany, which are often sought for their aesthetic appeal and durability. Our ability to grow relies in part on the continued conversion in demand from traditional wood products to our engineered products, and our business could suffer if this conversion does not continue, or reverses, in the future. If we are unable to compete successfully it could have a material adverse effect on our business, financial condition and results of operations. Product quality issues, recalls, or liability claims could harm our business and reputation. Our success depends on maintaining high-quality products at acceptable costs. Any issues with product quality, performance, or manufacturing processes—particularly as we introduce new products, incorporate new materials, or increase the use of recycled materials—could harm our reputation, reduce demand, and impact profitability. We also face risks from product liability claims, recalls, or warranty issues, which could result in significant costs, adverse publicity, and damage to our brand. While we conduct product testing to minimize risks, unanticipated issues may arise, and any uninsured losses could materially affect our business and financial results. We provide product warranties and, if our product warranty obligations were significantly in excess of our reserves, our business, financial condition and results of operations could be materially and adversely affected. We offer limited lifetime warranties on our products, subject to various limitations. Management estimates warranty reserves, based on factors such as historical warranty costs and short- and long-term warranty trends by product line, as a proportion of sales by product line. Management also considers various relevant factors, including, but not limited to, our stated warranty policies and procedures, as part of the evaluation of our warranty liability. Because warranty issues may surface later in the life cycle of a product, management continues to review these estimates on a regular basis and considers adjustments to these estimates based on actual experience compared to historical estimates. Estimating the required warranty reserves requires a high level of judgment, especially as many of our products are at a relatively early stage in their product life cycles, and we cannot be sure that our warranty reserves will be adequate for all warranty claims that arise. Material warranty obligations, including, but not limited to, those in excess of our reserves, could have a material adverse effect on our business, financial condition and results of operations. Challenges in managing manufacturing processes could disrupt operations and adversely affect our business. Our business relies on effectively managing manufacturing processes to ensure we can meet production quality and quantity requirements. These efforts often require significant investments and planning, and any delays, inefficiencies, or unanticipated challenges—such as production issues, higher costs, or difficulties scaling operations—could reduce efficiency, increase expenses, and disrupt operations. Additionally, our plans for growth entail expanding our current operations. Expanding capacity or launching new products may initially result in lower yields, delays, or back-orders, which could harm customer relationships and financial results. If we fail to achieve anticipated efficiencies or cost savings, our business and results of operations could be materially impacted. We depend on third parties for transportation services, and the lack of availability of and/or increases in the cost of transportation could have a material adverse effect on our business and results of operations. Our business depends on the transportation of both finished goods to our distributors and other customers and the transportation of raw materials to us primarily through the use of flatbed trucks and rail transportation. We rely on third parties for transportation of these items. The availability of these transportation services is subject to various risks, including those associated with supply shortages, change in fuel prices, work stoppages, operating hazards and interstate transportation regulations. In particular, a significant portion of our finished goods are transported by flatbed trucks, which are occasionally in high demand (especially at the end of calendar quarters) and/or subject to price fluctuations based on market conditions and the price of fuel. Any material delays and challenges, including increases to freight and shipping costs and our ability to secure sufficient quantities of flatbed trucks and railcars necessary for our operations, both with respect to our procurement of raw materials and our delivery of our products, may result in a material adverse effect on our business, financial condition or results of operations. The Company's Failure to Comply with Financial Covenants Under Certain of its Loan Agreements Could Have Adverse Consequences The Company is subject to restrictive financial covenants under the terms of certain of its loan agreements, including requirements to maintain a minimum EBITDA of $3 million for the calendar quarters ended March 31 and June 30, 2025, and thereafter, a minimum EBITDA of $3.5 million. The Company must also maintain a debt service coverage ratio greater than 1.2 to 1.0. If the Company fails to comply with these financial covenants, an event of default could occur, potentially resulting in accelerated repayment obligations, foreclosure on collateral that secures these loans, additional penalties, or other adverse consequences, such as the loss of access to capital or restrictions on future business activities. While the Company believes it is currently in compliance with all covenants under these loans, there is no guarantee the Company will remain in compliance with these covenants or that further amendments will be available. Any such failure to comply could materially and adversely affect the Company's financial condition, liquidity, and operations. You will not have voting rights in the Company. The Class 1 Common Stock being issued in this offering has no voting rights. As a result, you will not have the ability to influence the outcome of any matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets. You must rely on the officers, directors, and voting stockholders of the Company for the management of the Company. The Company's Management Has Discretion as to Use of Proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class 1 Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend. Issuances Under Our Stock Incentive Plan May Dilute the Ownership Interests of Our Stockholders Our Company has adopted stock incentive plans, pursuant to which we may grant equity awards, including stock options, restricted stock units, and other equity-based compensation, to our employees, executive officers and directors. The issuance of shares under our stock incentive plans would result in dilution to existing stockholders. Future grants and exercises of stock options, vesting of restricted stock units, or other equity awards would also increase the number of shares of our Company outstanding, which may reduce the percentage ownership of investors in this offering, and dilute the value of your investment. While equity-based compensation is an important tool for attracting and retaining talent, excessive dilution resulting from these issuances could have a material adverse effect on your investment by reducing your relative ownership in the Company. Future Fundraising May Affect the Rights of Investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company. In addition, interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of our Class 1 Common Stock that we are selling in this offering. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share. Investors who are married will be required to deliver a spousal consent to the Proxy Voting Agreement. The Company requires that certain married investors be required to provide a spousal consent to the Proxy Voting Agreement. Married investors in "community property states" (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, Wisconsin, or Puerto Rico) are required to provide the consent of their spouse to entering into the Proxy Voting Agreement because in the event of dissolution of a marriage, or death of the investor with the spouse inheriting the securities in this Offering, the spouse taking possession of the shares will be bound by the terms of the Proxy Voting Agreement, providing certainty to the Company for the enforcement of the agreement. The Company requires that the spousal consent be provided to the Company within 30 days of confirmation of an investment in the Company. While non-receipt of a spousal consent may result in equitable remedies pursuant to the Proxy Voting Agreement, it is not a condition of the investment or being a stockholder of the Company. This means that investors whose shares are transferred by reason of dissolution of marriage or death of the investor may be in breach of the Proxy Voting Agreement if no spousal consent was provided to the Company. The Company intends to evaluate potential mergers, acquisitions, or other strategic transactions, the consummation of which may not benefit investors in this offering. Modern Mill is committed to exploring strategic opportunities that could enhance shareholder value and support our long-term growth objectives. As part of this commitment, we have engaged (or reasonably expect to do so on or around the launch of this crowdfunding campaign) an investment bank to assist us in evaluating potential mergers, acquisitions, or other strategic transactions. This engagement is a proactive step in identifying opportunities that align with our mission and business goals. It is crucial for investors participating in our crowdfunding campaign to recognize that while we are actively pursuing these strategic opportunities, there is no certainty that any M&A process will be completed. The exploration of strategic alternatives is complex and subject to numerous factors beyond our control, including market conditions, regulatory approvals, and the interests of potential partners. More importantly, investors in this crowdfunding campaign need to be aware that the interests of various stakeholders, including equity holders, creditors, and other parties, may differ and could influence the outcome of any strategic transaction. Stakeholders that invested at lower valuations or in earlier rounds may be more incentivized to approve a transaction at a lower price than investors at higher valuations. While all stakeholders have an interest in maximizing value, investors in this crowdfunding campaign should know there is a real possibility of, as of the launch of this crowdfunding campaign and based on certain indications of value and interest, the Company engaging in a transaction at a valuation that may not provide such investors with a financial return or even be sufficient to distribute an amount equal to their investment. The potential impact on crowdfunding investors will depend on the specific terms and structure of any transaction that might occur. We encourage investors to consider these factors carefully and to consult with their financial advisors when making investment decisions. Obligations to holders of the Company's Preferred Stock May Limit Returns to Investors in This Offering The Company has issued shares of Preferred Stock that are entitled to cumulative, accruing dividends (the "Accruing Dividends"), which must be paid in priority to any distributions to holders of Common Stock, including the Class I Common Stock offered in this Regulation Crowdfunding offering. These Accruing Dividends accrue daily, whether or not declared by the Board of Directors, and are cumulative. These Accruing Dividends must be paid in full, together with the return of the Original Issue Price of the Preferred Stock, before any dividends or distributions may be made to holders of Common Stock, including the Class 1 Common Stock being offered in this Regulation Crowdfunding campaign. As of March 24, 2025, the Company had approximately $103 million in outstanding obligations to holders of Preferred Stock, consisting of approximately $82.5 million in return of capital (Original Issue Price) and approximately $20 million in accrued and unpaid dividends. These obligations represent a substantial liquidation preference and must be fully satisfied before any investor in this offering would be entitled to receive dividends, distributions, or proceeds from a sale, merger, or liquidation of the Company. Accordingly, there is a significant risk that investors in this offering may not receive any return on their investment unless and until the Preferred Stockholders have received full payment of their Accruing Dividends and return of capital. In a downside scenario or exit transaction with a valuation below the aggregate Preferred Stock preference, investors in this offering could lose their entire investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

Sustainable Lumber, Inc.

By   /s/ *Chris Guimond*

      Name: <u>Sustainable Lumber, Inc.</u>

      Title: CEO, President, Secretary, Chairman of the Board of Directors

---

Exhibit A

FINANCIAL STATEMENTS

Sustainable Lumber, Inc. and Subsidiary

Independent Auditor's Report and Consolidated Financial Statements

December 31, 2024 and 2023

Sustainable Lumber, Inc. and Subsidiary
Contents
December 31, 2024 and 2023

Forvis Mazars, LLP
1400 Meadowbrook Road, Suite 300
Jackson, MS 39211
P 601.948.6700 | F 601.948.6000
forvismazars.us



Independent Auditor's Report

Board of Directors
Sustainable Lumber, Inc. and Subsidiary
McComb, Mississippi

Opinion

We have audited the consolidated financial statements of Sustainable Lumber, Inc. and Subsidiary (Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has had recurring losses from operations and recurring negative cash flows from operations. Management's evaluation of the conditions and events and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Forvis Mazars, LLP

Jackson, Mississippi
April 16, 2025

Sustainable Lumber, Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2024 and 2023

		2024		2023
ASSETS				
Current Assets				
Cash and cash equivalents	$	2,072,389	$	543,459
Available-for-sale debt securities (Note 3)		7,267,550		9,936,359
Accounts receivable, net (Note 4)		237,234		1,571,872
Inventories (Note 5)		6,305,236		7,390,441
Prepaid expenses and other assets		400,785		272,716
Total Current Assets		16,283,194		19,714,847
Property and Equipment, at Cost				
Land		157,197		50,000
Buildings and improvements		4,751,639		1,779,058
Machinery and equipment		18,219,739		16,299,184
Other property and equipment		951,387		968,491
Construction in progress		286,211		3,455,347
		24,366,173		22,552,080
Accumulated depreciation		(7,599,531)		(5,010,911)
Property and Equipment, Net		16,766,642		17,541,169
Other Assets				
Right-of-use (ROU) assets - finance leases		251,530		283,022
Intangible asset, net (Note 6)		5,654,557		8,363,985
Total Other Assets		5,906,087		8,647,007
Total Assets	$	38,955,923	$	45,903,023

Sustainable Lumber, Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2024 and 2023 **(Continued)**

	2024	2023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 1,704,510	$ 3,100,851
Accrued expenses and other liabilities	1,409,535	1,763,123
Royalties payable	-	1,086,959
Current portion of finance lease liabilities (Note 8)	65,290	58,318
License agreement payable (Note 6)	-	5,500,000
Current portion of notes payable (Note 7)	9,106,881	9,067,445
Total Current Liabilities	12,286,216	20,576,696
Long-Term Liabilities		
Long-term portion of finance lease liabilities (Note 8)	161,577	220,089
Long-term portion of notes payable (Note 7)	1,421,732	3,031,609
Total Long-Term Liabilities	1,583,309	3,251,698
Total Liabilities	13,869,525	23,828,394
Stockholders' Equity		
Preferred stock, $0.0001 par value, 6,725,520 shares authorized, designated as		
Series A preferred stock, 2,800,000 shares allocated in 2024 and 2023; 2,413,000 shares issued and outstanding outstanding in 2024 and 2023; liquidation preference of $36,807,378 as of December 31, 2024	241	241
Series B preferred stock, 2,200,000 shares allocated in 2024 and 2023; 1,935,537 shares issued and outstanding in 2024 and 2023; liquidation preference of $42,446,362 as of December 31, 2024	194	194
Series C preferred stock, 1,725,000 shares allocated in 2024 and 2023; 862,760 shares issued and outstanding in 2024 and 215,690 shares issued and outstanding in 2023; liquidation preference of $20,519,656 as of December 31, 2024	87	22
Class A common stock, $0.0001 par value, 29,200,000 shares authorized; 2,582,000 shares issued and outstanding at 2024 and 2023	258	258
Class B common stock, $0.0001 par value, 8,000,000 shares authorized; 8,000,000 shares issued and outstanding at 2024 and 2023	800	800
Additional paid-in capital	83,397,154	68,241,812
Other comprehensive income	27,917	19,921
Accumulated deficit	(58,340,253)	(46,188,619)
Total Stockholders' Equity	25,086,398	22,074,629
Total Liabilities and Stockholders' Equity	$ 38,955,923	$ 45,903,023

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2024 and 2023

	2024	2023
Revenues (Note 4)		
Gross revenue	$ 20,471,799	$ 19,991,557
Less discounts and earned rebates	(1,545,974)	(929,242)
Net Revenue	18,925,825	19,062,315
Cost of Goods Sold		
Direct costs	18,301,822	14,746,196
Inventory valuation adjustment	-	3,393,684
Depreciation	2,104,951	1,589,832
Total Cost of Goods Sold	20,406,773	19,729,712
Gross Loss	(1,480,948)	(667,397)
Operating Expenses		
Salaries and benefits	5,973,160	5,915,767
Travel	170,247	490,802
Professional fees	805,261	434,204
Selling, general, and administrative expenses	4,049,688	3,913,221
Research and product development costs	106,766	189,182
Depreciation and amortization	817,387	856,064
Total Operating Expenses	11,922,509	11,799,240
Operating Loss	(13,403,457)	(12,466,637)
Other Income (Expense)		
Interest expense	(568,700)	(561,062)
Investment income	367,686	572,828
Other	1,452,837	1,031,120
Total Other Income	1,251,823	1,042,886
Net Loss	$ (12,151,634)	$ (11,423,751)

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Comprehensive Loss
Years Ended December 31, 2024 and 2023

		2024		2023
Net Loss	$	(12,151,634)	$	(11,423,751)
Other Comprehensive Income (Loss)				
Unrealized appreciation (depreciation) on available-for-sale debt securities		7,996		(32,862)
Comprehensive Loss	$	(12,143,638)	$	(11,456,613)

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2024 and 2023

	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Balance, January 1, 2023	$ 241	$ 194	$ -	$ 1,058	$ -	$ 63,201,995	$ 52,783	$ (34,764,868)	$ 28,491,403
Net loss	-	-	-	-	-	-	-	(11,423,751)	(11,423,751)
Common stock conversion	-	-	-	(800)	800	-	-	-	-
Series C Preferred Stock issuance, net of issuance costs	-	-	22	-	-	4,884,400	-	-	4,884,422
Stock-based compensation	-	-	-	-	-	155,417	-	-	155,417
Unrealized depreciation on available-for-sale debt securities, net of tax	-	-	-	-	-	-	(32,862)	-	(32,862)
Balance, December 31, 2023	241	194	22	258	800	68,241,812	19,921	(46,188,619)	22,074,629
Net loss	-	-	-	-	-	-	-	(12,151,634)	(12,151,634)
Series C Preferred Stock issuance, net of issuance costs	-	-	65	-	-	14,999,924	-	-	14,999,989
Stock-based compensation	-	-	-	-	-	155,418	-	-	155,418
Unrealized appreciation on available-for-sale debt securities, net of tax	-	-	-	-	-	-	7,996	-	7,996
Balance, December 31, 2024	$ 241	$ 194	$ 87	$ 258	$ 800	$ 83,397,154	$ 27,917	$ (58,340,253)	$ 25,086,398

See Notes to Consolidated Financial Statements

Sustainable Lumber, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
Operating Activities		
Net loss	$ (12,151,634)	$ (11,423,751)
Items not requiring (providing) cash		
Depreciation and amortization	2,922,338	2,445,896
Amortization of debt issuance costs	14,460	14,460
Inventory valuation adjustments	-	3,393,684
(Gain) loss on disposal of property and equipment	(17,082)	150,994
Gain on forgiveness of license payable	(1,086,959)	-
Stock-based compensation	155,418	155,417
Provision for credit loss	167,544	199
Changes in		
Accounts receivable	1,167,094	(712,622)
Inventories	1,085,205	(4,473,252)
Prepaid expenses and other assets	(128,069)	13,562
Accounts payable	(1,371,511)	(424,968)
Royalties payable	-	432,203
Deferred revenue - ACE Grant	-	(282,609)
Accrued expenses and other current liabilities	(353,588)	1,287,434
Net Cash Used in Operating Activities	(9,596,784)	(9,423,353)
Investing Activities		
Proceeds from maturities of available-for-sale debt securities	37,766,879	64,070,396
Purchases of available-for-sale debt securities	(35,090,074)	(56,957,823)
Proceeds received on sale of property and equipment	58,671	-
Purchases of property and equipment	(1,951,052)	(2,292,053)
Payments on license agreement	(3,000,000)	-
Net Cash Used in (Provided by) Investing Activities	(2,215,576)	4,820,520
Financing Activities		
Proceeds from issuance of stock	14,999,989	4,884,422
Principal payments on debt	(1,584,901)	(1,219,488)
Principal payments on finance lease liabilities	(73,798)	(36,509)
Net Cash Provided by Financing Activities	13,341,290	3,628,425
Change in Cash and Cash Equivalents	1,528,930	(974,408)
Cash and Cash Equivalents, Beginning of Year	543,459	1,517,867
Cash and Cash Equivalents, End of Year	$ 2,072,389	$ 543,459
Supplemental Cash Flows Information		
Cash paid during the year for interest	$ 554,240	$ 496,517
License agreement asset reduction against licenses payable	$ 2,500,000	$ -
Property and equipment purchases in accounts payable	$ 24,830	$ 138,247

Note 1.   Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Sustainable Lumber, Inc. (Sustainable Lumber) is a Delaware Corporation formed in October 2018. Sustainable Lumber elected to become designated as a Qualified Opportunity Fund in 2018, as defined by the Internal Revenue Service (IRS). As such, they must invest substantially all their assets in Qualified Opportunity Zone real estate or businesses.

In December 2018, Sustainable Lumber formed Modern Mill, Inc. (Modern Mill), a Delaware C-corporation, as a wholly-owned subsidiary. Modern Mill manufactures ACRE, a sustainable wood alternative made from upcycled rice hulls and is located in Fernwood, Mississippi, within an Opportunity Zone, created by the 2017 Tax Cuts and Jobs Act to spur development in economically distressed communities.

The compound and finished goods manufactured by Modern Mill are branded ACRE™. Finished goods include sheets, trim and dimensional lumber, and siding. ACRE is cost-efficient, lightweight, highly resistant to expansion and contraction, paintable, stainable, and an environmentally friendly wood alternative.

Collectively, Sustainable Lumber and Modern Mill are referred to herein as "the Company." The Company has secured an exclusive 28-year license to manufacture, distribute, and sell this innovative new wood alternative in North America. See also "Intangible Asset" below, as well as Note 6.

Principles of Consolidation

The consolidated financial statements include the accounts of Sustainable Lumber and Modern Mill. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash and cash equivalent balances may be in excess of the FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company considers uninvested cash held in investment accounts as cash and cash equivalents.

Available-for-Sale Debt Securities

Available-for-sale debt securities consist of U.S. Treasury Notes with varying maturities but all less than one year. See Note 3. Debt securities held by the Company are classified and recorded in the consolidated financial statements as available for sale, which are recorded at fair value, with unrealized gains excluded from earnings and reported in other comprehensive income (loss).

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

When the fair value of securities is below the amortized cost and the Company will not be required to sell the security before recovery of its amortized cost basis, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. If the present value of cash flows expected to be collected from the security are less than the amortized cost basis of the security, an allowance for credit losses (ACL) is recorded for the credit loss, limited to the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income (loss).

| | Accounting Treatment | |
Circumstances of Impairment Considerations	**Credit Component**	**Remaining Portion**
Not intended for sale and more likely than not that the Company will not have to sell before recovery of cost basis	Recognized as an ACL	Recognized in in other comprehensive income (loss)
Intended for sale or more likely than not that the Company will be required to sell before recovery of cost basis	Recognized in earnings	

Accounts Receivable

Accounts receivable are stated at the amount of consideration from customers of which the Company has an unconditional right to receive. The Company provides an ACL, which is based upon a review of outstanding receivables, historical collection information, existing economic conditions, and reasonably supportable economic forecasts.

Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due more than 30 days are considered delinquent. Delinquent receivables are written off when deemed uncollectible by management.

The ACL was approximately $125,000 and $44,000 as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, provision for credit losses related to doubtful accounts receivable, where collectability is not reasonably assured, was approximately $167,000 and $200, respectively.

Inventories

Inventories consist primarily of raw materials, work in progress, and finished goods related to the Company's manufacturing of composite dimension lumber (ACRE) and are stated at the lower of cost or net realizable value. Cost of manufactured inventories and purchased raw materials are determined using the first-in, first-out (FIFO) method. In valuing inventory, the Company is required to make assumptions regarding the level of reserves required to value potentially obsolete or overvalued items at the lower of cost or net realizable value. These assumptions require the Company to analyze the aging of and forecasted demand for its inventory and make judgements regarding future product sales prices.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense on the straight-line basis over the estimated useful life of each asset. Right-of-use (ROU) assets under finance lease obligations and leasehold improvements are amortized over the shorter of the lease term, or their respective estimated useful lives.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Building and improvements	15 - 30 years
Machinery and equipment	3 - 10 years
Other fixed assets	3 - 7 years

Intangible Asset

The intangible asset with a finite life is being amortized on the straight-line basis over a period of 28 years for an exclusive license agreement (License Agreement) with Resysta International IP GmbH (Resysta). The intangible asset is periodically evaluated as to the recoverability of carrying value. See Note 6.

Long-Lived Assets and Intangible Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets and the intangible asset whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset or intangible asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value, and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset or intangible asset exceeds its fair value. No asset impairment was recognized during the years ended December 31, 2024 and 2023.

Debt Issuance Costs

Debt issuance costs represent costs incurred in connection with the issuance of long-term debt. Such costs are being amortized over the term of the respective debt using the effective interest method.

Revenue Recognition

Revenue is recognized when control of the promised goods is transferred to the Company's customers in an amount that reflects the consideration that it expects to be entitled to in exchange for those goods. The amount and timing of revenue recognition vary based on the nature of the goods provided and the terms and conditions of the customer contract. See Note 4 for additional information about the Company's revenue.

Shipping and Handling Costs

Shipping and handling costs of approximately $996,000 and $1,196,000 for 2024 and 2023, respectively, are included on the consolidated statements of operations, of which approximately $905,000 and $1,065,000 for 2024 and 2023, respectively, are included in cost of goods sold and the remaining within operating expenses.

Stock-Based Compensation

At December 31, 2024 and 2023, the Company has a stock-based employee compensation plan, which is described more fully in Note 11. The Company's accounting policy is to recognize compensation cost net of estimated forfeitures.

Stock Issued for Services

The Company has issued stock to non-employees in exchange for services. These shares are valued at estimated fair value based on current sales of the Company's stock.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance [Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*]. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not some portion or all of a deferred tax asset will not be realized.

Tax positions are recognized if it is more likely than not, based on the technical merits, the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive income (loss), net of applicable income taxes. Other comprehensive income (loss) includes unrealized appreciation (depreciation) on available-for-sale securities.

Leases

The Company evaluates leases at contract inception to determine whether the Company has the right to control use of the identified asset for a period of time in exchange for consideration. If it is determined the Company has the right to obtain substantially all of the economic benefit from use of the identified asset and the right to direct the use of the identified asset, the Company recognizes an ROU asset and lease liability. Also, at contract inception, the Company evaluates the classification of the lease as either an operating lease or a finance lease. Lease liabilities represent the present value of lease payments not yet paid. ROU assets represent the Company's right to use an underlying asset and are based upon the lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, and lease incentives.

The Company uses the risk-free interest rate (the rate of a zero-coupon U.S. Treasury instrument) at the time of commencement or modification date in determining the present value of lease payments. The risk-free rate is determined using a period comparable with the lease term. The Company assesses the impairment of the ROU asset at the asset group level whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Additionally, the Company combines lease and nonlease components, such as common area and other maintenance costs, and accounts for them as a single lease component in calculating the ROU assets and lease liabilities for its machinery leases.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Note 2.   Management's Consideration of Going Concern Matters

The Company has incurred recurring losses and negative cash flows from operations. Over the past year, the Company's growth has been funded through a combination of capital infusion, bank debt, and lease financing. As of December 31, 2024, the Company had approximately $9,300,000 of unrestricted cash and liquid securities. However, the Company has continued to experience negative operating margins and negative cash flows from operations subsequent to December 31, 2024, which has decreased liquid assets. As a result, it appears probable that the Company will fail modified debt covenants (see Note 7) within 12 months of the date that these consolidated financial statements are available to be issued. Further, it appears probable the Company will not be able to fund obligations as they become due within 12 months of the date that these consolidated financial statements are available to be issued, which raises substantial doubt about the Company's ability to continue as a going concern for one year from the date the consolidated financial statements are issued.

Management believes that in order to boost production, increase sales growth, and provide sufficient liquidity for working capital and capital expenditure needs, additional equity is needed. As a result, during 2024, the Company raised additional capital in the form of a Series C Preferred Stock financing (Series C). In 2024, $15,000,000 in Series C shares were issued.

While management believes the plans implemented by the Company will improve production and sales and that the Company will have access to additional investor funding to meet its obligations for more than one year after the date disclosed in Note 16, there can be no assurance as to the availability or terms upon which such financing might be available.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company's ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Note 3.   Available-for-Sale Debt Securities

Amounts related to securities, including the amortized cost and approximate fair values, together with gross unrealized gains and losses recognized in accumulated other comprehensive income (AOCI) are as follows as of December 31, 2024 and 2023:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2024				
U.S. Treasury notes	$ 7,239,633	$ 27,917	$ -	$ 7,267,550
December 31, 2023				
U.S. Treasury notes	$ 9,916,438	$ 19,921	$ -	$ 9,936,359

All available-for-sale debt securities at December 31, 2024 and 2023 have a contractual maturity date within one year. Expected maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Note 4.   Revenue Recognition

The Company's sales predominantly are generated from the sale of finished products to customers which contain a single performance obligation, and revenue is recognized at a point in time when ownership, risks, and rewards transfer. Control of the products sold typically transfers to the customer upon shipment. Revenues are recognized in an amount that reflects the net consideration the Company expects to receive in exchange for the goods. The Company reports all amounts billed to a customer in a sale transaction as revenue.

Each customer contract sets forth the transaction price for the products and services purchased under that arrangement. Some customer arrangements include variable consideration, such as discounts that depend upon the customers meeting specified payment terms. The Company uses judgment to estimate the most likely amount of variable consideration at each reporting date. When estimating variable consideration, the Company applies judgment in considering the probability of whether a reversal of revenue could occur and only recognizes revenue subject to this constraint.

The Company's contract terms are less than one year in length and do not have any financing components. Therefore, the Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred.

Charges for shipping and handling fees billed to customers are included in gross revenue, and the corresponding shipping and handling expenses are included in cost of goods sold in the accompanying consolidated statements of operations.

Sales commissions are expensed as incurred, as they are paid within a year. These costs are recorded with direct costs on the consolidated statements of operations. Taxes collected from customers and remitted to government authorities are reported on the net basis and are excluded from sales.

Gross revenues from contracts with customers disaggregated by revenue source consisted of the following at December 31, 2024 and 2023:

	2024	2023
Product sales	$ 19,598,995	$ 18,971,959
Shipping income	872,804	1,019,598
	$ 20,471,799	$ 19,991,557

Contract Balances

The following table provides information about the Company's receivables from contracts with customers and others:

	2024	2023
Accounts receivable, beginning of year	$ 1,571,872	$ 859,449
Accounts receivable, end of year	$ 237,234	$ 1,571,872

Note 5.   Inventories

Inventories consist of raw materials, work in process, and finished goods related to the Company's manufacturing of ACRE. Inventories consisted of the following at December 31, 2024 and 2023:

	2024	2023
Manufacturing inventories		
Raw materials	$ 3,624,406	$ 3,855,794
Work-in-process	122,814	877,065
Finished goods	2,558,016	2,657,582
	$ 6,305,236	$ 7,390,441

Note 6.   Intangible Asset

The carrying basis and accumulated amortization of the recognized intangible asset consist of the following at December 31, 2024 and 2023.

	2024	2023
License Agreement	$ 7,500,000	$ 10,000,000
Accumulated amortization	(1,845,443)	(1,636,015)
	$ 5,654,557	$ 8,363,985

Amortization expense for each of the years ended December 31, 2024, and 2023 was approximately $209,000 and $336,000, respectively. Estimated future amortization expense are as follows at December 31, 2024:

2025	$ 209,428
2026	$ 209,428
2027	$ 209,428
2028	$ 209,428
2029	$ 209,428
Thereafter	$ 4,607,417

The $10,000,000 License Agreement includes $7,000,000 for the territories of the United States and Canada. In September 2019, Resysta granted the Company an additional option to add the territory of Mexico to the License Agreement for a fee of $3,000,000, which the Company exercised. The option for Mexico was set to lapse automatically and be returned to Resysta if the $3,000,000 fee was not received by September 30, 2022. As of December 31, 2023, the Company had paid $4,500,000 of the $7,000,000 license fee and had accrued a $5,500,000 payable, consisting of the $3,000,000 option for the Mexico territory and $2,500,000 for the original license, which was also due in 2023.

The License Agreement also requires Resysta to provide referral customers or purchase for itself directly a minimum amount of product once the Company reaches certain production thresholds. As of December 31, 2023, the licensor had not purchased enough volume to meet its obligations and may be in noncompliance with the License Agreement. As a result of these circumstances, the Company deferred any further payment pending the resolution of all unresolved issues and possible amendment to the License Agreement.

In September 2022, Resysta alleged breach of the License Agreement entered into between Resysta and the Company on December 10, 2018 and the amendments thereto. Resysta issued a demand for payment in the amount of $5,500,000 under the License Agreement and threatened to file a Request for Arbitration with the International Chamber of Commerce and terminate the Company's License Agreement

In addition to the original license fee, and prior to the Amended Agreement discussed below, the terms of the License Agreement included ongoing royalty fees during the years ended 2023 and prior. Royalty expense included in cost of goods sold was $432,203 during the year ended December 31, 2023.

In January 2024, the Company executed an Amended and Restated License Agreement (Amended Agreement) with Resysta that, among other things, terminated the License Agreement. The Company paid a one-time $3,000,000 payment to Resysta to terminate the License Agreement and settle all outstanding disputes, obligations, and liabilities. The Company obtained an irrevocable and royalty-free license to use and exploit the Resysta "know-how" and the Resysta Patent in North America for a period of 28 years. As a result, the intangible asset and the License Agreement payable were both reduced by $2,500,000 during 2024, and the useful life was reset from 30 years to 28 years beginning January 2024. The royalties payable was settled in full as a result of the Amended Agreement, and no future royalty fees are to be incurred. In conjunction with the settlement of royalties payable, the Company recognized a gain on extinguishment of approximately $1,000,000, which is included within other income on the consolidated statements of operations during the year ended December 31, 2024.

Note 7.   Notes Payable

Notes payable consisted of the following at December 31:

	2024	2023
Note payable to creditor, interest monthly at 3.25% through January 2023, then monthly principal installments of $7,976 plus interest beginning February 2023, matures in September 2026, collateralized by equipment.[(A)]	$ 486,548	$ 582,262
Note payable to creditor, interest monthly at 3.25% through January 2023, then monthly principal installments of $223 plus interest beginning February 2023, matures in September 2026, collateralized by equipment.[(A)]	13,579	16,250

	2024	2023
Note payable to creditor, interest monthly at 3.25% through January 2023, then monthly principal installments of $35,883 plus interest beginning February 2023, matures in September 2026 collateralized by equipment.(A)	$ 2,188,869	$ 2,619,466
Note payable to creditor, interest only at 3.25%, then monthly principal installments of $49,603 plus interest beginning May 2023, matures in December 2026, collateralized by all property and assets of the Company.(A)	3,174,603	3,769,842
Note payable to creditor, interest only at 3.25%, then monthly principal installments of $23,809 plus interest beginning May 2023, matures in December 2026, collateralized by all property and assets of the Company.(A)	1,523,810	1,809,524
Note payable to creditor, interest only at 3.25%, then monthly principal installments of $1,984 plus interest beginning May 2023, matures in December 2026, collateralized by all property and assets of the Company.(A)	126,984	150,794
Note payable to a bank, interest at 3.49%, due in monthly installments of $950, matures December 2027, collateralized by a motor vehicle.	-	41,415
Note payable to a bank, interest at 3.49%, due in monthly installments of $956, matures September 2026, collateralized by a motor vehicle.	19,434	30,004
Note payable to a bank, interest at 2.49%, due in monthly installments of $735, matures August 2026, collateralized by a motor vehicle.	-	21,962
Note payable to a bank, interest at 3.75%, due in monthly installments of $10,957, matures October 2025, collateralized by property and equipment.	1,562,072	1,620,701
Note payable to a bank, interest at 3.75%, due in monthly installments of $1,666, matures February 2026, collateralized by a motor vehicle.	22,774	41,494

	2024	2023
Convertible note payable to a creditor, interest at 0.05%, convertible to Series B shares at $20 per share, matures December 2027, unsecured. (B)	$ 1,256,839	$ 1,256,839
Convertible note payable to a creditor, interest at 0.05%, convertible to Series B shares at $20 per share, matures December 2027, unsecured. (B)	50,000	50,000
Convertible note payable to a creditor, interest at 0.05%, convertible to Series B shares at $20 per share, matures December 2027, unsecured. (B)	144,675	144,675
	10,570,187	12,155,228
Unamortized debt issuance costs	(41,574)	(56,174)
Current portion of notes payable	9,106,881	9,067,445
Long-term portion of notes payable	$ 1,421,732	$ 3,031,609

(A) Terms of the loan agreements for this group of notes prohibited prepayment of principal prior to the first anniversary of the note date. All notes with prepayment restrictions have eclipsed their first anniversary. Any prepayments are required to be paid in $500,000 increments.

Effective July 1, 2023, the interest rate changed to 6.50% per annum, which remained in effect through September 30, 2024, at which time the rate reverted to 3.25% per annum.

The Company is subject to certain restrictive financial covenants under the terms of the loan agreements for this group of notes, including a quarterly minimum EBITDA requirement of at least $4,000,000 and a quarterly debt service coverage ratio greater than 1.2 to 1.0. The loan agreements also include customary restrictions with respect to liens, indebtedness, loans and investments, material changes in the Company's business, asset sales or leases or transfers of assets, restricted payments, such as distributions and dividends, mergers or consolidations, and transactions with affiliates.

In October 2023, the agreement was amended and included modified financial covenants under the terms of the loan agreements for this group of notes, including no minimum EBITDA requirement for the calendar quarters ended on September 30, 2023 through June 30, 2024. Beginning with the quarter ended September 30, 2024, a minimum EBITDA of $2,500,000 was required. Beginning with the quarter ended March 31, 2024, the debt service coverage ratio must be greater than 1.2 to 1.0. The Company was required to maintain a minimum cash on hand amount of $10,000,000 for the calendar quarters ended March 31, 2024 through September 30, 2024. The amendment agreement contained a forbearance period that concluded on June 30, 2024. The amendment agreement also allowed the Company to include qualified capital raises successfully completed on or before September 30, 2024 to be included in the determination of minimum EBITDA and cash on hand requirements. As a result, and given the equity raises discussed in Note 10, the Company was in compliance with all financial covenants as of December 31, 2024. However, based on current liquidity and operations, it appears probable that the Company will fail modified debt covenants within 12 months of the consolidated balance sheet date; therefore, this group of notes was presented as current portion of notes payable.

The Company executed New Markets Tax Credit Statements of Representations, Warranties, and Covenants in conjunction with the notes payable included in Note (A) above. The documents outline certain requirements the Company must follow in conducting its business that create the opportunity for the creditor to apply for tax credits generated by investing in the Company.

(B) Terms of the loan agreements for this group of notes prohibit prepayment of principal. Interest is due at maturity.

The notes in this group contain conversion features for Series B preferred shares. If the creditor does not exercise the right to voluntarily convert the notes, the notes automatically convert the earliest of December 2, 2027 or upon a conversion event, as defined in the loan agreements. The Company has reserved 72,575 Series B preferred shares subject to a conversion event. See Note 10.

In conjunction with the notes in this group, the Company entered into a Joinder Agreement to Investors' Rights Agreement and Voting Agreement with the creditor that provide that the creditor will be treated as a beneficial owner of the conversion stock. This agreement provides voting rights and accrual of dividends in the same manner as other Series B preferred stockholders.

Aggregate annual maturities of long-term debt are as follows at December 31, 2024:

	Long-Term Debt (Excluding Leases)
2025	$ 9,106,881
2026	11,792
2027	1,451,514
	$ 10,570,187

Note 8.   Leases

The Company has entered into the following lease arrangements:

Finance Leases

These leases consist of machinery for the use of the Company in manufacturing its ACRE product. Termination of the leases generally are prohibited unless there is a violation under the lease agreement.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Related-Party Lease

The Company pays rent to various related parties that totaled approximately $220,000 and $97,000 for the years ended December 31, 2024 and 2023, respectively. Rent is paid month to month for use of certain housing and warehouse facilities and includes no formal agreement. As a result, payments are expensed when paid.

Short-Term Leases

The Company leases certain office space with expected lease terms are less than 12 months. Total lease expense included in selling, general, and administrative expense for the years ended December 31, 2024 and 2023 was approximately $255,000 and $170,000, respectively.

Quantitative Disclosures

The lease cost and other required information consist of the following for the years ended December 31:

	2024	2023
Lease cost		
Finance lease cost		
Amortization of ROU asset	$ 53,750	$ 38,009
Interest on lease liabilities	5,835	5,732
Short-term lease cost	251,811	170,000
	$ 311,396	$ 213,741
Other information		
Cash paid for amounts included in the measurement of lease liabilities		
Financing cash flows from finance leases	$ 73,798	$ 36,509
ROU assets obtained in exchange for new finance lease liabilities	$ 22,258	$ 188,888
Weighted-average remaining lease term finance leases	3.9 years	4.8 years
Weighted-average discount rate finance leases	2.5%	2.5%

Future minimum lease payments and reconciliation to the consolidated balance sheets consisted of the following at December 31, 2024.

	Finance Leases
2025	$ 70,436
2026	65,848
2027	47,038
2028	35,436
2029	29,082
Total future undiscounted lease payments	247,840
Imputed interest	(20,973)
	$ 226,867

Note 9.   Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and various states.

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense consists of the following at December 31, 2024 and 2023:

	2024	**2023**
Computed at statutory rate (21%)	$ (2,551,843)	$ (2,398,988)
Increase (decrease) resulting from		
Officer life insurance	12,823	12,823
State income taxes	(458,858)	(456,950)
Change in valuation allowance	3,132,600	2,984,524
Other	(134,722)	(141,409)
	$ -	$ -
Deferred tax assets		
Stock-based compensation	$ 162,300	$ 123,500
IRC 174 capitalized expenses	649,300	696,400
Net operating loss carryforward	16,762,400	14,020,000
Other	170,300	46,800
	17,744,300	14,886,700
Deferred tax liabilities		
Depreciation/property and equipment	(2,718,400)	(2,664,800)
Lease liability	(6,200)	(9,100)
Intangible assets	(241,200)	(578,500)
Prepaid expenses	(36,600)	(25,000)
	(3,002,400)	(3,277,400)
Net deferred tax asset before valuation allowance	14,741,900	11,609,300
Valuation allowance		
Beginning balance	(11,609,300)	(8,624,776)
Increase	(3,132,600)	(2,984,524)
Ending balance	(14,741,900)	(11,609,300)
Net deferred tax asset	$ -	$ -

As of December 31, 2024, the Company had unused federal operating loss carryforwards of approximately $67.2 million that may be applied against future taxable income.

Note 10. Capital Stock

Terms of the Company's amended and restated Certificate of Incorporation provide for the following classes of capital stock:

Preferred Stock

The Company has the authority to issue 6,725,520 shares of preferred stock with a par value of $0.0001 per share.

Series A Preferred Stock

The Company has designated 2,800,000 of the preferred shares as Series A preferred stock. Series A stockholders are entitled to one vote per share and vote with the common stock on an as converted basis.

The Series A shares are entitled to cumulative dividends at the rate of 8% per year of the original issue price, subject to adjustment for stock dividends, stock splits, combinations, or other reorganizations, payable when, as, and if declared by the board of directors. At December 31, 2024 and 2023, the amount of dividends in arrears on the Series A shares totaled approximately $12,677,000 and $9,951,000, respectively.

Holders of Series A shares may, at their option, convert their interests into Class A common shares based on the original issue price of the Series A shares. At December 31, 2024 and 2023, the Company had reserved 2,413,000 common shares for this purpose.

The Series A preferred shares rank senior to the common shares and pari passu with the Series B and C shares, with respect to dividend rights and rights upon liquidation, dissolution, or winding up of the Company. All accrued but unpaid preferred dividends must be paid in full before any cash or property distributions may be declared on the common stock.

Series B Preferred Stock

Sustainable Lumber has designated 2,200,000 of the preferred shares as Series B preferred stock. Series B stockholders are entitled to one vote per share and vote with the common stock on an as converted basis.

The Series B shares are entitled to cumulative dividends at the rate of 4% per year of the original issue price, subject to adjustment for stock dividends, stock splits, combinations, or other reorganizations, payable when, as, and if declared by the board of directors. At December 31, 2024 and 2023, the amount of dividends in arrears on the Series B shares totaled approximately $3,737,000 and $3,037,000, respectively.

Holders of Series B shares may, at their option, convert their interests into common shares based on the original issue price of the Series B shares. At December 31, 2024 and 2023, the Company had reserved 1,935,537 common shares for this purpose.

The Series B preferred shares rank senior to the common shares and pari passu with the Series A and C shares with respect to dividend rights and rights upon liquidation, dissolution, or winding up of the Company. All accrued but unpaid preferred dividends must be paid in full before any cash or property distributions may be declared on the common stock.

In conjunction with the convertible notes payable disclosed in Note 7, the Company has reserved 72,575 Series B preferred shares subject to a conversion event. Additionally, because Series B preferred shares may be converted to common shares, the Company has reserved 72,575 common shares for this purpose.

Series C Preferred Stock

Sustainable Lumber has designated 1,725,520 of the preferred shares as Series C preferred stock. Series C stockholders are entitled to one vote per share and vote with the common stock on an as converted basis.

The Series C shares are entitled to cumulative dividends at the rate of 4% per year of the original issue price, subject to adjustment for stock dividends, stock splits, combinations, or other reorganizations, payable when, as, and if declared by the board of directors. At December 31, 2024 and 2023, the amount of dividends in arrears on the Series C shares totaled approximately $520,000 and $5,000, respectively.

Holders of Series C shares may, at their option, convert their interests into common shares based on the original issue price of the Series C shares. At December 31, 2024 and 2023, the Company had reserved 862,760 and 215,690 common shares, respectively, for this purpose.

The Series C preferred shares rank senior to the common shares and pari passu with the Series A and B shares with respect to dividend rights and rights upon liquidation, dissolution, or winding up of the Company. All accrued but unpaid preferred dividends must be paid in full before any cash or property distributions may be declared on the common stock.

During the years ended December 31, 2024 and 2023, the Company received approximately $15,000,000 and $5,000,000, respectively, in equity proceeds. In exchange, the Company issued additional units of Series C preferred stock.

Class A Common Stock

The Company has the authority to issue 29,200,000 shares of Class A common stock with a par value of $0.0001 per share.

The amended and restated Certificate of Incorporation contains, among other criteria, that the voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred shares.

The Company has allocated 1,199,750 Class A common shares for the 2020 Equity Incentive Plan and 968,000 common shares for the 2022 Equity Incentive Plan (Note 11).

Class B Common Stock

The Company has the authority to issue 8,000,000 shares of Class B common stock with a par value of $0.0001 per share.

The amended and restated Certificate of Incorporation contains, among other criteria, that the voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred shares. Class B common shares have ten times the voting power of Class A common shares.

Restriction on Sale of Interests

Holders of Series A, B, and C of preferred stock may not sell, transfer, pledge, assign, or dispose of their shares, except under the conditions in the Company's subscription agreement.

Note 11. Stock Awards

In 2020, the board of directors of the Company approved the 2020 Equity Incentive Plan (2020 Plan). The plan allows for incentive stock options, nonqualified stock options, restricted stock, and restricted stock units. A maximum number of 2,000,000 common shares of stock can be granted through December 31, 2029, with a maximum of 1,500,000 of those shares being incentive stock options. In 2023, the Company reduced the number of shares of common stock authorized for issuance to employees, directors, and consultants by 800,250 shares to a new total of 1,199,750 shares.

In 2022, the board of directors of the Company approved the 2022 Equity Incentive Plan (2022 Plan). The plan allows for incentive stock options, nonqualified stock options, restricted stock, restricted stock units, and stock appreciation rights. A maximum number of 968,000 common shares of stock can be granted through December 31, 2032.

As of December 31, 2024 and 2023, the Company has granted 1,082,000 fully vested restricted stock shares to employees and nonemployees and 259,250 stock options to employees. Options are granted with an exercise price equal to estimated market price of the Company's stock based on recent transactions and have a ten-year expiration and vest as follows:

- 40% two years after grant date
- 20% in years three through five on the anniversary of the grant date

Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the plan agreements).

A summary of the common stock option activity consisted of the following at December 31, 2024 and 2023:

	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, January 1, 2023	218,750	$ 13.00	8.15
Options granted	-	$ -	
Options exercised	-	$ -	
Options forfeited	(72,000)	$ 13.00	
Outstanding, December 31, 2023	146,750	$ 13.59	7.15
Options granted	-	$ -	
Options exercised	-	$ -	
Options forfeited	-	$ -	
Outstanding, December 31, 2024	146,750	$ 13.59	6.15
Exercisable, December 31, 2024	111,550	$ 12.65	

As of December 31, 2024 and 2023, there was $212,722 and $368,140 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan, respectively. That cost is expected to be recognized over a weighted-average period of 1.86 years. During both years ended December 31, 2024 and 2023, the Company recorded $155,417 in award-based compensation expense, which is included within selling, general, and administrative expenses in the accompanying consolidated statements of operations.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. Expected volatility is based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior, if any, are considered separately for valuation purposes. The expected term of options granted is the midpoint between the vesting period and contractual term of the option, as allowed by accounting guidance. The risk-free rate for the period of the expected term was based on the U.S. Treasury yield curve in effect at the time of grant. There were no grants in 2023 or 2024.

Phantom Stock

In 2023, the board of directors of the Company approved the 2023 Phantom Stock Plan (Phantom Plan). The Phantom Plan authorizes a maximum of 2,500,000 units to be awarded, each of which will have a value equal to the value of a share of the Company's common stock. Each unit provides the holder a contractual right to receive an amount in cash equal to a liquidation value times the number of vested units on the settlement date.

During 2023, the Company granted 512,174 units as part of the Phantom Plan. The grants contained both service and performance conditions, both of which must be satisfied in order to vest. The service conditions ranged from one year to five years, and the performance condition relates to the occurrence of a liquidity event (*i.e.*, change of control). As a liquidity event is not deemed probable until it occurs and as management determined that there was no value, no compensation expense was recognized related to the liability-classified phantom units during the years ended December 31, 2024 and 2023.

Note 12. Related-Party Transactions

The Company had the following balances and transactions with affiliated entities as of and for the years ended December 31, 2024 and 2023:

	2024	2023
Purchases and reimbursements	$ 389,753	$ 1,670
Accounts payable	$ 11,954	$ 164,264
Rent (see Note 8)	$ 219,561	$ 96,832
Accounts receivable	$ 105,794	$ -

Note 13. Profit-Sharing Plan

In 2023, the Company adopted a 401(k) profit-sharing plan covering substantially all employees. Participants may make contributions to the plan in accordance with applicable regulations and the plan's provisions. The Company can also make additional contributions to the plan at the discretion of the board of directors. The Company's matching contributions to the plan were approximately $150,000 and $190,000 for the years ended December 31, 2024 and 2023, respectively.

Note 14. Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy comprises three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Recurring Measurements

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and 2023.

		Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
December 31, 2024				
Debt securities				
U.S. Treasury Notes	$ 7,267,550	$ 7,267,550	$ -	$ -
December 31, 2023				
Debt securities				
U.S. Treasury Notes	$ 9,936,359	$ 9,936,359	$ -	$ -

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the years ended December 31, 2024 and 2023.

Available-for-Sale Debt Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections, and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities classified within Level 3 of the hierarchy.

Note 15. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations, and cash flows of the Company.

Customer Concentrations

For the years ended December 31, 2024 and 2023, one customer made up approximately 41% and two customers made up approximately 52% of total sales, respectively.

Management performs ongoing credit evaluations of its customers and generally does not require collateral on trade receivables. Management believes trade receivables are well-diversified, thereby reducing potential credit risk. An adequate allowance is maintained for any doubtful trade receivables, and credit insurance is carried on major accounts.

Note 16. Subsequent Events

Subsequent events have been evaluated through April 16, 2025, which is the date the consolidated financial statements were available to be issued.

CERTIFICATION

     I, Chris Guimond, Principal Executive Officer of Sustainable Lumber, Inc., hereby certify that the financial statements of Sustainable Lumber, Inc. included in this Report are true and complete in all material respects.

Chris Guimond

CEO, President, Secretary, Chairman of the Board of Directors